SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T RETIREMENT SAVINGS PLAN

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) – Schedules of Assets (Held at End of Year) as of December 31, 2016	24

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan

We have audited each of the accompanying statements of net assets available for benefits of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for each of the Plans for the year ended December 31, 2016. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan at December 31, 2016 and 2015, and the changes in their net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets held (at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the AT&T Retirement Savings Plan's and AT&T Puerto Rico Retirement Savings Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plans' management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas /s/ Ernst & Young LLP
June 22, 2017

Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31, 2016		December 31, 2015
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Assets
Cash	$19,951	$-	$-	$-
Investment in AT&T Savings Plan Master Trust, (Note 4)	31,761,625	88,253	28,829,979	75,898
Investment in DIRECTV Savings Plan Master Trust, (Note 4)	2,303,675	-	-	-
Investments at Fair Value, (Note 4)	3,253	-	-	-
Receivables:
Notes receivable from participants	694,508	8,083	636,382	7,594
Employer contribution receivable	5,193	-	2,629	60
Participant contribution receivable	4,301	-	4,185	91
Net Assets Available for Benefits	$34,792,506	$96,336	$29,473,175	$83,643

See Notes to Financial Statements.

Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2016
(Dollars in Thousands)

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits, December 31, 2015	$29,473,175	$83,643

Additions to Net Assets
Contributions:
Participant contributions	1,117,483	5,196
Employer contributions	549,832	3,421
Rollover contributions	79,127	53

Investment Income:
Net income from investment in AT&T Savings Plan Master Trust	3,229,886	8,734

Interest income on notes receivable from participants	25,866	323

Total Additions	5,002,194	17,727

Deductions from Net Assets
Administrative Expenses	19,533	190
Distributions	2,047,269	4,844

Total Deductions	2,066,802	5,034

Net increase before transfers	2,935,392	12,693

Transfer from other qualified savings plan (Note 1)	2,379,270	-
Transfers from affiliated plans	4,669	-

Net Assets Available for Benefits, December 31, 2016	$34,792,506	$96,336

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTIONS

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The AT&T Retirement Saving Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) are defined contribution plans and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The AT&T Retirement Savings Plan (ARSP) was originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible non-management and bargained for employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T). The ARSP became sponsored by AT&T Inc. effective December 31, 2008.

The AT&T Puerto Rico Retirement Savings Plan (ARSP-PR) was originally established by CCPR Inc. to provide a convenient way for eligible employees of its Puerto Rico subsidiary, CCPR Services Inc., and certain affiliates, to save on a regular and long-term basis. The ARSP-PR became sponsored by AT&T effective December 31, 2008.

The Plans participate in the AT&T Savings Plan Master Trust (AT&T Master Trust) for certain participant investment fund options as described below. The AT&T Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York (BNY) Mellon Corporation (BNY Mellon) serves as trustee for both the AT&T Master Trust and Group Trust. With respect to the ARSP-PR, BNY Mellon serves as a U.S. custodian pursuant to a custodian agreement and Oriental Financial Group serves as trustee of the associated trust known as the AT&T Puerto Rico Retirement Savings Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plans.

Effective December 31, 2016, the Company merged the DIRECTV 401(k) Plan into the ARSP. As a result of the merger, net assets in the amount of $2,355,620 were transferred into the ARSP on December 31, 2016, and included in the Transfers from other qualified savings plans line on the Statement of Changes in Net Assets Available for Benefits. The DIRECTV Master Trust was merged into the AT&T Savings Plan Master Trust in January 2017. State Street Bank and Trust Company (State Street) serve as the trustee of the DIRECTV Savings Plan Master Trust (DIRECTV Master Trust), and with the completion of the trust merger, State Street's role as trustee was terminated. All provisions of the ARSP remain the same.

Effective December 31, 2016, the Company merged the Alascom 401(k) Plan (Alascom) into the ARSP. As a result of the merger, net assets in the amount of $23,650 were transferred into the ARSP on December 31, 2016, and included in the Transfers from other qualified savings plans line on the Statement of Changes in Net Assets Available for Benefits. The assets of Alascom were merged into the AT&T Savings Plan Master Trust in January 2017,  Wells Fargo Bank, N.A. (Wells Fargo) serves as the trustee of the investments held outside of the master trusts, and with the completion of the trust merger, Wells Fargo's role as trustee was terminated. All provisions of the ARSP will remain the same.

During 2016, participants could invest their contributions in one or more of 11 funds in 1% increments:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• Large Cap U.S. Stock Index Fund**
• AT&T Stable Value Fund*	• AT&T Shares Fund**
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**	• Fidelity BrokerageLink®**
• Total U.S. Stock Market Index Fund**
*   Investment fund option of the Group Trust.
** Investment fund option of the AT&T Master Trust.

Participants contribute to the Plans through payroll allotments. The Company contributes to the Plans by matching the participants' contributions based on the provisions of the respective plan. For the ARSP, some matching contributions are made in the form of cash and are participant directed immediately upon allocation. The majority of Company matching contributions for the ARSP and all Company matching contributions for the ARSP-PR are made solely in the form of shares of AT&T's common stock. Matching contributions made in stock into the ARSP are held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within the AT&T Master Trust. Matching contributions made in stock into the ARSP-PR are held in a separate stock bonus portion of the ARSP-PR. Company contributions made to the Plans can be immediately diversified into any of the fund options above.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Dividends on AT&T shares held in the ARSP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution (or pass-through) before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2016, participants in the ARSP elected to receive $27,369 in dividend distributions, which are included in distributions on the statements of changes in net assets available for benefits. Dividends on AT&T shares held in the ARSP are reinvested in the AT&T Shares Fund on a quarterly basis. Dividends on AT&T shares held in the ARSP-PR are not eligible for pass-through and are reinvested in the AT&T Shares Fund on a quarterly basis.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by the participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligation under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event that the Plans are terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative and Operating Expenses; Investment Manager Fees  Except to the extent paid by the Company, all expenses incident to the administration and operation of the Plans are charged to participants, either directly to their accounts or through the investment funds offered under the Group Trust or AT&T Master Trust, in accordance with administrative procedures established by the plan administrator.  Investment manager fees are charged through the investment funds.  Expenses charged directly to participant accounts (e.g., recordkeeping, communications fees) are reflected as a periodic fee on the participant account statements.  In addition, expenses and fees with respect to certain transactions and services (e.g., plan loan initiation fees) are charged directly to participants who incur them rather than to the Plans as a whole.

Subsequent Events Effective April 17, 2017, the Company merged the DIRECTV Puerto Rico 401(k) Plan into the ARSP-PR. As a result of the merger, net assets in the amount of $6,623 were transferred into the ARSP-PR in April 2017. All provisions of the ARSP-PR will remain the same.

Effective April 17, 2017, the Company merged the Quickplay 401(k) Plan into the ARSP. As a result of the merger, net assets in the amount of $2,414 were transferred into the ARSP in April 2017. All provisions of the ARSP will remain the same.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value except those investments that are fully benefit-responsive investments which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e. mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group Trust invests in fully benefit-responsive and synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06, "Employee Benefit Plan Master Trust Reporting" (ASU 2017-06). ASU 2017-06 requires plans to report interests in a master trust and changes in the value of that interest as separate line items on the plan's financial statements. The plans must also disclose the master trust's investments by general type as well as other assets and liabilities and disclose the dollar amount of the plan's interest in each category disclosed. The new standard is effective for fiscal years beginning after December 15, 2018, with retrospective application. Early adoption is permitted. Management is currently evaluating this updated guidance.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.

See Note 4 for fair value hierarchy for the Group Trust's and AT&T Master Trust's investments.

NOTE 4. INVESTMENTS

The Plans held investments in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1), and the AT&T Master Trust held an investment in the Group Trust as of December 31, 2016 and 2015, and for the year ended December 31, 2016.

AT&T Savings Plan Master Trust Investments

AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan's interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and expenses) that can be specifically identified, and by allocating investment income and administrative expenses related to the AT&T Master Trust on a daily basis based on each participant's account balance within each investment fund option.

The participating plans and ownership percentages of the AT&T Master Trust are listed below:

	December 31,
	2016	2015
AT&T Retirement Savings Plan	99.72%	99.74%
AT&T Puerto Rico Retirement Savings Plan	0.28%	0.26%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plans' percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2016 is disclosed below:

	December 31, 2016
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.890%	0.110%
Large Cap U.S. Stock Index Fund	99.720%	0.280%
Small and Mid-Sized U.S. Stock Index Fund	99.660%	0.340%
International Stock Index Fund	99.510%	0.490%
AT&T Shares Fund	99.730%	0.270%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.700%	0.300%
AT&T Age-Based Allocation 2005 Fund	99.880%	0.120%
AT&T Age-Based Allocation 2010 Fund	99.700%	0.300%
AT&T Age-Based Allocation 2015 Fund	99.890%	0.110%
AT&T Age-Based Allocation 2020 Fund	99.800%	0.200%
AT&T Age-Based Allocation 2025 Fund	99.840%	0.160%
AT&T Age-Based Allocation 2030 Fund	99.730%	0.270%
AT&T Age-Based Allocation 2035 Fund	99.420%	0.580%
AT&T Age-Based Allocation 2040 Fund	99.230%	0.770%
AT&T Age-Based Allocation 2045 Fund	99.250%	0.750%
AT&T Age-Based Allocation 2050 Fund	99.440%	0.560%
AT&T Age-Based Allocation 2055 Fund	99.810%	0.190%
AT&T Age-Based Allocation 2060 Fund	99.960%	0.040%
Fidelity BrokerageLink®	100.000%	-

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The Plans' percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2015 is disclosed below:

	December 31, 2015
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.890%	0.110%
Large Cap U.S. Stock Index Fund	99.740%	0.260%
Small and Mid-Sized U.S. Stock Index Fund	99.680%	0.320%
International Stock Index Fund	99.620%	0.380%
AT&T Shares Fund	99.740%	0.260%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.730%	0.270%
AT&T Age-Based Allocation 2005 Fund	99.890%	0.110%
AT&T Age-Based Allocation 2010 Fund	99.730%	0.270%
AT&T Age-Based Allocation 2015 Fund	99.860%	0.140%
AT&T Age-Based Allocation 2020 Fund	99.800%	0.200%
AT&T Age-Based Allocation 2025 Fund	99.830%	0.170%
AT&T Age-Based Allocation 2030 Fund	99.710%	0.290%
AT&T Age-Based Allocation 2035 Fund	99.390%	0.610%
AT&T Age-Based Allocation 2040 Fund	99.260%	0.740%
AT&T Age-Based Allocation 2045 Fund	99.200%	0.800%
AT&T Age-Based Allocation 2050 Fund	99.350%	0.650%
AT&T Age-Based Allocation 2055 Fund	99.810%	0.190%
Fidelity BrokerageLink®	100.000%	-

The financial position of the AT&T Master Trust was as follows:

	December 31,
	2016	2015
AT&T common stock	$5,851,943	$4,664,078
Mutual funds	75,668	56,385
Common/collective trust funds	13,328,780	12,098,091
Fidelity BrokerageLink	1,879,075	1,799,725
Investment in Group Trust	10,726,185	10,285,800
AT&T Master Trust investments	$31,861,651	$28,904,079
Net other assets and liabilities	(11,773)	1,798
Net assets available for benefits	$31,849,878	$28,905,877

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Net Appreciation in Fair Value of AT&T Master Trust Investments and Total Investment Income for the year ended December 31, 2016:

2016
Total net appreciation in fair value of AT&T Master Trust Investments	$2,750,059

Investment interest income	$85
Income from investment in Group Trust	$488,476

The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust's assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total

AT&T common stock	$5,851,943	$-	$-	$5,851,943
Mutual funds	75,668	-	-	75,668
Self-directed brokerage accounts	1,875,317	3,758	-	1,879,075
Total assets in fair value hierarchy	$7,802,928	$3,758	$-	$7,806,686
Common/collective trusts measured at net asset value
Asset allocation funds[1]				4,562,716
Total U.S. stock market index fund[2]				1,078,921
Large cap U.S. stock index fund[3]				4,119,929
Small and mid-sized U.S. stock index fund[4]				2,277,138
International stock index fund[5]				1,290,076
Total assets at fair value				$21,135,466

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust's assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of
	December 31, 2015
	Level 1	Level 2	Level 3	Total
AT&T common stock	$4,664,078	$-	$-	$4,664,078
Mutual funds	56,385	-	-	56,385
Self-directed brokerage accounts	1,795,961	3,764	-	1,799,725
Total assets in fair value hierarchy	$6,516,424	$3,764	$-	$6,520,188
Common/collective trusts measured at net asset value
Asset allocation funds[1]				4,174,913
Total U.S. stock market index fund[2]				928,786
Large cap U.S. stock index fund[3]				3,802,256
Small and mid-sized U.S. stock index fund[4]				2,039,895
International stock index fund[5]				1,152,241
Total assets at fair value				$18,618,279
1This category includes 12 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 5000 Index. There are currently no redemption restrictions on this investment.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment.

5This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust's interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant's account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2016	2015
AT&T Master Trust	94.5%	94.3%
BellSouth Savings and Security Plan	5.5%	5.7%
Total	100.0%	100.0%

The AT&T Master Trust's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2016.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$15,420	$-	$-	$-	$15,420
Corporate debt	137,313	-	-	-	137,313
Government securities	254,983	-	-	-	254,983
Common/collective trust funds	349,296	2,182,833	150,217	-	2,682,346
103-12 investment entities	-	-	184,463	-	184,463
Equities - common stock	-	340,452	141,536	-	481,988
Equities - preferred stock	-	-	802	-	802
Futures	8	-	-	-	8
Registered investment companies	983,183	63,805	2,995	183,525	1,233,508
Group Trust investments at fair value	1,740,203	2,587,090	480,013	183,525	4,990,831
Unsettled trades and other	(122,816)	(359)	226	(273,085)	(396,034)
Fully benefit-responsive investments contracts valued at contract value	-	-	-	6,755,551	6,755,551
Group Trust net assets	$1,617,387	$2,586,731	$480,239	$6,665,991	$11,350,348
AT&T Master Trust's percentage ownership interest of investments	100.0%	100.0%	99.6%	90.6%	94.5%

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The AT&T Master Trust's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2015.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$76	$-	$76
Corporate debt	-	3,168	-	-	3,168
Common/collective trust funds	223,554	1,270,030	154,807	-	1,648,391
103-12 investment entities	-	-	174,297	-	174,297
Equities - common stock	-	1,226,111	150,140	-	1,376,251
Equities - preferred stock	-	-	433	-	433
Publicly traded partnerships	-	8,176	-	-	8,176
Registered investment companies	1,220,725	31,929	4,194	171,302	1,428,150
Group Trust investments at fair value	1,444,279	2,539,414	483,947	171,302	4,638,942
Unsettled trades and other	3,373	(1,746)	(89)	(165,522)	(163,984)
Fully benefit-responsive investments contracts valued at contract value	-	-	-	6,432,747	6,432,747
Group Trust net assets	$1,447,652	$2,537,668	$483,858	$6,438,527	$10,907,705
AT&T Master Trust's percentage ownership interest of investments	100.0%	100.0%	100.0%	90.4%	94.3%

Net Appreciation in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2016

Group Trust
Total net appreciation in fair value of Group Trust Investments	$280,062
Investment income:
Interest	$161,039
Dividends	61,149
Total investment income of Group Trust Investments	$222,188

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2016:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Corporate debt	$-	$137,313	$-	$137,313
Interest-bearing investments	-	15,420	-	15,420
Common stock	481,988	-	-	481,988
Preferred stock	802	-	-	802
Futures	8	-	-	8
Registered investment companies	1,132,971	-	-	1,132,971
Government debt	-	254,983	-	254,983
Total assets in fair value hierarchy	$1,615,769	$407,716	$-	$2,023,485
Investments measured at net asset value
U.S. common/collective trusts[1]				2,333,051
International common/collective trusts[2]				349,295
103-12 investments[3]				184,463
Non-publically traded registered investments companies[4]				100,537
Total assets and liabilities at fair value				$4,990,831

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2015:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Corporate debt	$-	$3,168	$-	$3,168
Interest bearing cash	76	-	-	76
Common stock	1,376,251	-	-	1,376,251
Publicly traded partnerships	8,176	-	-	8,176
Preferred stock	433	-	-	433
Registered investment companies	1,428,150	-	-	1,428,150
Total assets and liabilities in fair value hiearchy	$2,813,086	$3,168	$-	$2,816,254
Investments measured at net asset value
U.S. common/collective trusts[1]				1,424,837
International common/collective trusts[2]				223,554
103-12 investments[3]				174,297
Total assets and liabilities at fair value				$4,638,942
1The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. This common/collective trust fund has redemption restrictions limited to daily and monthly settlement.

2The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. and MSCI Emerging Markets Net Dividend Index. The three common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. One fund is invested broadly in developed and emerging market countries, while the other two funds are invested primarily in emerging market countries.

3These are equity commingled funds that invest primarily in developed countries. These funds have redemption restrictions limited to monthly settlement.

4These are non-publically traded registered investment companies, consisting of a short-term floating rate portfolio plus publically-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates.

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust's involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund's investment assets. The Group Trust's fiduciaries do not anticipate any material adverse effect on the Group Trust's financial position resulting from its involvement in these instruments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Plan Master Trust to the extent of the Plans' ownership in the AT&T Master Trust.

Year Ended
December 31, 2016
Futures contracts	$93
Forward foreign currency exchange rate contracts	$8,011

Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under ASC Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2016 and 2015 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans' ownership in the AT&T Master Trust.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
At December 31, 2016, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. 10-Year Treasury Note Future	(50)	3/2017	$(6,703)	$46
U.S. 10-Year Treasury Note Future	(13)	3/2017	(1,743)	12
U.S. 10-Year Treasury Note Future	10	3/2017	1,280	(37)
U.S. Treasury Bond Future	(115)	3/2017	(17,325)	(164)
U.S. Treasury Bond Future	13	3/2017	1,959	(10)
U.S. Treasury Bond Future	(54)	3/2017	(8,135)	9
U.S. Treasury Bond Future	(732)	3/2017	(110,280)	740
U.S. Treasury Bond Future	7	3/2017	1,066	(12)
U.S. 10-Year Treasury Note Future	(44)	3/2017	(5,468)	33
U.S. 10-Year Treasury Note Future	(146)	3/2017	(18,145)	61
U.S. 10-Year Treasury Note Future	541	3/2017	67,236	(481)
U.S. 10-Year Treasury Note Future	(356)	3/2017	(44,244)	143
U.S. 10-Year Treasury Note Future	29	3/2017	3,604	(20)
U.S. 5-Year Treasury Note Future	454	3/2017	53,419	(104)
U.S. 5-Year Treasury Note Future	380	3/2017	44,712	(22)
U.S. 5-Year Treasury Note Future	97	3/2017	11,413	(40)
U.S. 5-Year Treasury Note Future	(17)	3/2017	(2,000)	3
U.S. 2-Year Treasury Note Future	242	3/2017	52,438	16
U.S. 2-Year Treasury Note Future	(31)	3/2017	(6,717)	1
U.S. 2-Year Treasury Note Future	41	3/2017	8,884	(4)
U.S. 2-Year Treasury Note Future	1,230	3/2017	266,526	(175)
U.S. 2-Year Treasury Note Future	(334)	3/2017	(72,431)	58
U.S. Ultra Bond	(94)	3/2017	(15,064)	71
U.S. Ultra Bond	135	3/2017	21,634	(201)
U.S. Ultra Bond	(38)	3/2017	(6,090)	(37)
U.S. Ultra Bond	60	3/2017	9,615	165
U.S. Ultra Bond	(32)	3/2017	(5,128)	42
Total			$224,313	$93

Notes to Financial Statements (Continued)
(Dollars in Thousands)
At December 31, 2015, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(403)	3/2016	$(61,961)	$(173)
U.S. Treasury Bond Future	(79)	3/2016	(12,146)	141
U.S. Treasury Bond Future	(44)	3/2016	(6,765)	(10)
U.S. Treasury Bond Future	(63)	3/2016	(9,686)	13
U.S. 10-Year Treasury Note Future	44	3/2016	5,540	(19)
U.S. 10-Year Treasury Note Future	(279)	3/2016	(35,128)	97
U.S. 10-Year Treasury Note Future	183	3/2016	23,041	(74)
90 Day Eurodollar Future	(4)	3/2016	(993)	-
90 Day Eurodollar Future	119	3/2016	29,531	(37)
90 Day Eurodollar Future	(119)	9/2016	(29,433)	40
U.S. 5-Year Treasury Note Future	455	3/2016	53,836	(123)
U.S. 5-Year Treasury Note Future	9	3/2016	1,065	2
U.S. 5-Year Treasury Note Future	651	3/2016	77,027	(153)
U.S. 2-Year Treasury Note Future	197	3/2016	42,795	(57)
U.S. 2-Year Treasury Note Future	(687)	3/2016	(149,240)	226
U.S. 2-Year Treasury Note Future	522	3/2016	113,396	(184)
U.S. Ultra Bond Future	(36)	3/2016	(5,713)	4
U.S. Ultra Bond Future	(148)	3/2016	(23,486)	(130)
U.S. Ultra Bond Future	(28)	3/2016	(4,443)	(27)
Total			$7,237	$(464)

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust's investments denominated in foreign currencies. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans' ownership in the AT&T Master Trust.

As of December 31, 2016 and 2015, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2016	2015	2016	2015
Derivative assets	$55	$195	$-	$-
Derivative liabilities	$61	$201	$-	$-

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the Plans at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investments held by the Stable Value Fund as of December 31, 2016 include Synthetic GICs which are fully benefit-responsive investment contracts. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities.

Traditional Guaranteed Investment Contracts ("Traditional GICs" also known as "General Account GICs") are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Group Trust and the AT&T Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Participants' accounts that are invested in funds holding AT&T stock are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

DIRECTV Savings Plan Master Trust

The DIRECTV Master Trust was transferred to the Plan upon the merger of the DIRECTV 401(k) Plan into the Plan on December 31, 2016. The DIRECTV Master Trust was created pursuant to a trust agreement between DIRECTV and State Street, as trustee of the funds, to permit the commingling of plan assets for investment and administrative purposes. As of December 31, 2016, ARSP was the only plan in the DIRECTV Master Trust. The assets of the DIRECTV Master Trust are held by State Street. The DIRECTV Master Trust was subsequently merged into the AT&T Master Trust in January 2017. (See Note 1)

The following tables summarize the net assets and net investment income of the DIRECTV Master Trust.

Net Assets of the DIRECTV Master Trust

December 31,
2016

Total investments, at fair value	$2,303,731

Dividends and interest receivable	803
Receivable for securities sold	103
Payable for securities purchased	(329)
Payable for investment management and administrative expenses	(633)

Net assets of the DIRECTV Master Trust	$2,303,675

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following table sets forth by level within the fair value hierarchy a summary of the DIRECTV Master Trust's investments measured at fair value on a recurring basis as of December 31, 2016:

	DIRECTV Master Trust Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$251,359	$-	$-	$251,359
Common stocks	870,075	-	-	870,075
Brokerage account	13,619	-	-	13,619
Total asset in the fair value hierarchy	$1,135,053	$-	$-	$1,135,053

Common/collective trusts measured at net asset value
Short-term investment fund[1]				81,554
Stable value funds[2]				295,356
Fixed income funds[3]				65,197
Balanced funds[4]				5,593
Large cap equity funds[5]				159,131
Small/mid cap equity funds[6]				82,565
International equity funds[7]				106,068
Target retirement fixed income funds[8]				26,109
Target retirement blended funds[8]				54,946
Target retirement equity funds[8]				292,159
				1,168,678
Total investments at fair value				$2,303,731

[1]	The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.
[2]	The stable value funds primarily invest in investment contracts offered by major banks, insurance companies, and other financial institutions. It seeks to provide stability of principal and interest, and to achieve higher returns over time than money market funds.
[3]	The fixed income funds primarily invest in high quality bonds and other fixed income securities, including U.S. government obligations, corporate bonds, mortgages and asset-backed securities. It seeks to track the performance of the Barclays Capital Aggregate Bond Index.
[4]	The balanced fund primarily invests in inflation sensitive equities, commodities, treasury inflation protected securities (TIPS) and emerging market inflation-linked bonds.
It seeks to provide returns above inflation as calculated by the U.S. Consumer Price Index over a market cycle.
[5]	The large cap equity funds invest primarily in U.S. company stocks, with the objective of providing long-term growth of capital or providing results that correspond to the total return performance of the S&P 500 Index.
[6]	The small/mid cap funds invest primarily in U.S. smaller capitalization equity securities and some mid-capitalization equity securities, and certain of these funds are designed to approximate the performance of the Russell 2500 Index, or generally to seek long-term capital appreciation through the fund's investment strategy.
[7]	The international equity funds invest primarily in established foreign companies or companies of emerging markets outside the U.S. and the funds are designed to approximate the performance of the MSCI Emerging Markets Index or the MSCI All Country World ex-U.S. Index.
[8]	The Target Retirement Funds seek their objectives by investing in a set of underlying SSgA collective trust funds representing various assets classes, such as stocks, real estate investment trusts, commodities interests and fixed-income securities. Each Fund's asset allocation becomes more conservative as it approaches its target retirement date.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The fair values of participation units held in collective trusts are based on the net asset values reported by the fund managers as of the Plan's financial statement dates and recent transaction prices. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Investments at Fair Value

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2016 following the transfer of assets from Alascom (Note 1):

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$3	$-	$-	$3
Total assets and liabilities in fair value hierarchy	$3	$-	$-	$3
Investments measured at net asset value
Collective Stable Return Fund[1]				3,250
Total assets and liabilities at fair value				$3,253
[1]
This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, any Plan sponsor or Plan fiduciary initiated withdrawal from the fund will require a 12-month written notice of the intent to withdraw assets from the fund. At the discretion of Wells Fargo, the notification periods identified for withdrawals may be waived. Redemptions or exchanges of fund shares may be delayed or suspended for up to 12 months, or even longer if Wells Fargo obtains an exemptive order or other appropriate relief from the Comptroller of the Currency, as defined in the Declaration of Trust for the fund.

NOTE 5. PARTIES IN INTEREST TRANSACTIONS

The assets of the Plans are invested in AT&T stock either through the Group Trust, AT&T Master Trust or DTV Master Trust. Because the Company is the plan sponsor of the Plans, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plans, Group Trust, AT&T Master Trust and DTV Master Trust are managed by BNY Mellon and Fidelity as trustee or custodian and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The ARSP has received a determination letter from the IRS dated May 7, 2015, stating that the ARSP is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended. Once qualified, the ARSP is required to operate in conformity with the IRC to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

The ARSP-PR has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury (Treasury) dated October 2, 2015, stating that the ARSP-PR is qualified under Section 1081.01 of the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the ARSP-PR was amended. Once qualified, the ARSP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the ARSP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the ARSP-PR, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plans administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the ARSP financial statements to the Form 5500 as of December 31, 2016:

AT&T Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$34,792,506
Distributions payable to participants	(6,221)
Net Assets Available for Benefits per the Form 5500	$34,786,285

The following is a reconciliation of Net Assets Available for Benefits per the ARSP financial statements to the Form 5500 as of December 31, 2015:

AT&T Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$29,473,175
Distributions payable to participants	(3,489)
Net Assets Available for Benefits per the Form 5500	$29,469,686

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the ARSP financial statements to the Form 5500 for the year ended December 31, 2016:

AT&T Retirement Savings Plan
Distributions to participants per the financial statements	$2,047,269
Distributions payable to participants at December 31, 2016	6,221
Distributions payable to participants at December 31, 2015	(3,489)
Distributions to participants per the Form 5500	$2,050,001

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

AT&T RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 009

Identity of Issue		Description of Investment	Current Value

Investments
*	Wells Fargo Funds Management	Collective Stable Return Fund	3,250
*	Wells Fargo Funds Management	Advantage Government Securities Fund	3
			3,253

Loan Fund
*	Loans to Plan Participants	3.25% -10.5%	$694,508

	TOTAL		$697,761
*	Party-in-Interest.

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 011

Identity of Issue		Description of Investment	Current Value

Loan Fund
*	Loans to Plan Participants	4.25% - 9.25%	$8,083

	TOTAL		$8,083
*	Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Retirement Savings Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plans

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 22, 2017

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm